SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.   )

Filed by the Registrant ☒   **Filed by a Party other than the Registrant** ☐

Check the appropriate box:

☐ Preliminary Proxy Statement
☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-11(c) or §240.14a-12
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

RSA Security Inc.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement)

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☒ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1) Title of each class of securities to which transaction applies:

2) Aggregate number of securities to which transaction applies:

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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4) Date Filed:



RSA SECURITY INC.

**Notice of Special Meeting of Stockholders
To Be Held July 5, 2000**

NOTICE IS HEREBY GIVEN that a Special Meeting of the Stockholders of RSA Security Inc., a Delaware corporation (the "Company"), will be held on Wednesday, July 5, 2000 at 2:00 p.m. at the offices of the Company, 20 Crosby Drive, Bedford, Massachusetts (the "Meeting") for the purpose of considering and voting upon the following matters:

1. To approve an amendment to the Company's Third Restated Certificate of Incorporation, as amended, to increase the number of authorized shares of Common Stock from 150,000,000 to 300,000,000 shares; and

2. To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors has no knowledge of any other business to be transacted at the Meeting.

The Board of Directors has fixed the close of business on Wednesday, May 24, 2000 as the record date for the determination of stockholders entitled to notice of and to vote at the Meeting and at any adjournments thereof.

By Order of the Board of Directors,

Margaret K. Seif

Margaret K. Seif, *Secretary*

June 7, 2000

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE PROMPTLY COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT IN THE ACCOMPANYING ENVELOPE. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES.

RSA SECURITY INC.
36 Crosby Drive
Bedford, Massachusetts 01730

PROXY STATEMENT

For Special Meeting of Stockholders To Be Held July 5, 2000

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of RSA Security Inc. (the "Company") for use at a Special Meeting of Stockholders to be held on Wednesday, July 5, 2000 at 2:00 p.m. at the offices of the Company, 20 Crosby Drive, Bedford, Massachusetts and at any adjournments thereof (the "Meeting").

All proxies will be voted in accordance with the instructions of the stockholder. If no choice is specified, the proxies will be voted in favor of the matter set forth in the accompanying Notice of Meeting. Any proxy may be revoked by a stockholder at any time before its exercise by delivery of a written revocation to the Secretary of the Company. Attendance at the Meeting will not itself be deemed to revoke a proxy unless the stockholder gives affirmative notice at the Meeting that the stockholder intends to revoke the proxy and vote in person.

On May 24, 2000, the record date for determination of stockholders entitled to vote at the Meeting (the "Record Date"), there were outstanding and entitled to vote an aggregate of 40,091,086 shares of Common Stock of the Company, $.01 par value per share (the "Common Stock"). Each share entitles the record holder to one vote on each matter to be voted upon at the Meeting.

The Notice of Meeting, this Proxy Statement and the enclosed proxy are first being sent or given to stockholders on or about June 7, 2000.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of April 30, 2000 with respect to the beneficial ownership of shares of Common Stock by (i) each person known to the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) the directors of the Company, (iii) the Chief Executive Officer and the four other most highly compensated executive officers who were serving as executive officers on December 31, 1999, and (iv) all directors and executive officers of the Company as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	
	Number of Shares	Percent of Class
5% Stockholders		
Massachusetts Financial Services Company .... 500 Boylston Street Boston, MA 02116	4,519,622(2)	11.4%
Franklin Resources, Inc. .... 777 Mariners Island Boulevard San Mateo, CA 94404	2,558,109(3)	6.5
Kenneth P. Weiss .... 59 Sargent Street Newton, MA 02158	2,208,000(4)	5.6
Directors and Named Executive Officers		
Robert P. Badavas	15,000(5)	*
D. James Bidzos	147,503(6)	*
Arthur W. Coviello, Jr.	317,109(7)	*
Richard L. Earnest	48,000(5)	*
Taher Elgamal	26,500(8)	*
Joseph B. Lassiter, III	57,000(5)	*
James K. Sims	87,000(9)	*
Charles R. Stuckey, Jr.	669,276(10)	1.7
John Adams	68,412(11)	*
Scott T. Schnell	30,823(12)	*
Joseph Uniejewski	17,187(5)	*
All executive officers and directors as a group (14 persons)	1,589,317(13)	3.9

---

* Less than 1%

1. The number of shares beneficially owned by each stockholder, director and executive officer is determined under rules promulgated by the Securities and Exchange Commission (the "SEC"), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under the SEC rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days after April 30, 2000 through the exercise of any stock option or other right. The inclusion of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity.

2. This information is derived from a Schedule 13G/A filed with the SEC on February 11, 2000.

3. This information is derived from a Schedule 13G/A filed with the SEC on January 31, 2000.

4. This information is derived from a Schedule 13G/A filed with the SEC on January 7, 2000.

5. Consists of shares that may be acquired pursuant to stock options exercisable within 60 days after April 30, 2000.

6. Includes 24,000 shares that may be acquired pursuant to stock options exercisable within 60 days after April 30, 2000.

7. Includes 294,168 shares that may be acquired pursuant to stock options exercisable within 60 days after April 30, 2000.

8. Includes 25,000 shares that may be acquired pursuant to stock options exercisable within 60 days after April 30, 2000.

9. Includes 62,000 shares that may be acquired pursuant to stock options exercisable within 60 days after April 30, 2000.

10. Includes (i) 10,000 shares held by the Stuckey Family Charitable Remainder Unitrust, (ii) 15,956 shares held by the Charles R. Stuckey, Jr. – 1998 Grantor Retained Annuity Trust, (iii) 62,500 shares held by the Charles R. Stuckey, Jr. – 1998 Grantor Retained Annuity Trust II, and (iv) 242,967 shares that may be acquired pursuant to stock options exercisable within 60 days after April 30, 2000.

11. Includes 58,124 shares that may be acquired pursuant to stock options exercisable within 60 days after April 30, 2000.

12. Includes 28,726 shares that may be acquired pursuant to stock options exercisable within 60 days after April 30, 2000.

13. Includes an aggregate of 959,985 shares that may be acquired pursuant to stock options exercisable within 60 days after April 30, 2000.

Votes Required

The holders of a majority of the shares of Common Stock issued and outstanding and entitled to vote at the Meeting shall constitute a quorum for the transaction of business at the Meeting. Shares of Common Stock present in person or represented by proxy (including shares that abstain or do not vote with respect to the matter presented for stockholder approval) will be counted for purposes of determining whether a quorum exists at the Meeting.

The affirmative vote of the holders of a majority of the shares of Common Stock outstanding on the Record Date is required to approve the proposed amendment to the Company's Third Restated Certificate of Incorporation, as amended.

Shares that abstain from voting and shares held in "street name" by brokers or nominees who indicate on their proxies that they do not have discretionary authority to vote such shares as to a particular matter, will not be counted as votes cast or shares voting on the matter. However, because these shares are considered outstanding shares, abstentions and "broker non-votes" will have the same effect as a vote against the proposed amendment to the Company's Third Restated Certificate of Incorporation, as amended, which requires the affirmative vote of a majority of the votes represented by the outstanding shares.

PROPOSAL 1 — APPROVAL OF AMENDMENT TO
THIRD RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED

The Company's Third Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), currently authorizes the issuance of 150,000,000 shares of Common Stock. On May 17, 2000, the Board of Directors adopted resolutions, subject to stockholder approval, proposing that the Certificate of Incorporation be amended to increase the authorized number of shares of Common Stock to 300,000,000 shares. As of April 30, 2000, the Company had 39,491,174 shares of Common Stock outstanding, and approximately 80,000,000 shares of Common Stock reserved for future issuance in connection with the Company's stockholder rights plan and the Company's stock option, stock purchase and other stock-based benefit plans.

Proposed Amendment to Certificate of Incorporation

The Board of Directors has adopted resolutions setting forth the proposed amendment to the first paragraph of Article Fourth of the Certificate of Incorporation (the "Amendment"), the advisability of the Amendment, and a call for submission of the Amendment for approval by the Company's stockholders at the Meeting. The following is the text of the first paragraph of Article Fourth of the Certificate of Incorporation, as proposed to be amended:

> FOURTH. The total number of shares of all classes of stock that the Corporation shall have authority to issue is Three Hundred Million (300,000,000) shares of Common Stock, $.01 par value per share ("Common Stock").

Purpose and Effect of the Proposed Amendment

The Board of Directors believes that it is in the Company's best interest to increase the number of authorized shares of Common Stock in order to give the Company additional flexibility in issuing shares of Common Stock in connection with potential future acquisitions of other companies. The Company has acquired a number of companies as a part of its strategy to broaden its portfolio of product and service offerings, to augment its technological capabilities and to expand its geographic markets and distribution channels. The Company has stated that, as part of its strategy, it may acquire additional companies for these and other business reasons. From time to time, the Company uses shares of Common Stock to pay for acquisitions. While the Company may consider issuing shares of Common Stock in the future for acquisitions, the Company does not presently have any plans, agreements, understandings or arrangements that will or could result in the issuance of any such shares.

The Board of Directors also believes that it is in the Company's best interest to increase the number of authorized shares of Common Stock in order to give the Company additional flexibility to maintain a reasonable stock price with future stock splits and stock dividends. Since the Company's initial public offering in 1994, the Company has completed two separate 2-for-1 splits of the Common Stock. The current number of authorized shares of Common Stock that are not outstanding or reserved is not sufficient to enable the Company to complete another 2-for-1 stock split. Although there can be no guarantee that the Board will declare a stock split at any specific stock price or at all, the Board believes that the increase in the number of authorized shares will provide the Company with sufficient unissued, unreserved shares to complete future stock splits and stock dividends without the expense of a special stockholder meeting or having to wait until the next annual meeting.

The Board also believes that the availability of additional shares of Common Stock will provide the Company with the flexibility to issue shares for a variety of other purposes that the Board of Directors may deem advisable without further action by the Company's stockholders, unless required by law, regulation or stock market rule. These purposes could include, among other things, the sale of stock to obtain additional capital funds, the purchase of property, the use of additional shares for various equity compensation and other employee benefit plans, and other bona fide corporate purposes. In some situations, the issuance of additional shares of Common Stock could have a dilutive effect on earnings per share, and, for a person who does not purchase additional shares to maintain his or her pro rata interest, on a stockholder's percentage voting power in the Company. In addition, depending upon the nature and terms thereof, such issuances could enable the Board to render more difficult or discourage an attempt to obtain a controlling interest in the Company or the removal of the incumbent Board and may discourage unsolicited takeover attempts that might be desirable to stockholders. For example, the issuance of shares of Common Stock in a public or private sale, merger or similar transaction would increase the number of the Company's outstanding shares, thereby diluting the interest of a party seeking to take over the Company. If the Amendment is adopted, more Common Stock of the Company would be available for such purposes than is currently available.

The Board of Directors is not proposing the Amendment in response to any effort to accumulate the Company's stock or to obtain control of the Company by means of a merger, tender offer or solicitation in opposition to management.

Holders of Common Stock do not have preemptive rights to subscribe to additional securities that may be issued by the Company. This means that current stockholders do not have a prior right to purchase any new issue of Common Stock of the Company in order to maintain their proportionate ownership interest.

THE BOARD OF DIRECTORS BELIEVES THAT THE APPROVAL OF THE AMENDMENT IS IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

STOCKHOLDER PROPOSALS FOR 2001 ANNUAL MEETING

Any proposal that a stockholder of the Company wishes to be considered for inclusion in the Company's proxy statement and proxy card for the Company's 2001 Annual Meeting of Stockholders (the "2001 Annual Meeting") must be submitted to the Secretary of the Company at its offices, 36 Crosby Drive, Bedford, Massachusetts 01730, no later than November 13, 2000.

If a stockholder of the Company wishes to present a proposal before the 2001 Annual Meeting, but does not wish to have the proposal considered for inclusion in the Company's proxy statement and proxy card, such stockholder must also give written notice to the Secretary of the Company at the address noted above. The Secretary must receive such notice not less than 60 days nor more than 90 days prior to the 2001 Annual Meeting, except that if less than 70 days' notice or prior public disclosure of the date of the 2001 Annual Meeting is given or made, notice by the stockholder must be received not later than the close of business on the 10th day following the date on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever occurs first. If a stockholder fails to provide timely notice of a proposal to be presented at the 2001 Annual Meeting, the proxies designated by the Board of Directors of the Company will have discretionary authority to vote on any such proposal.

OTHER MATTERS

The Board of Directors knows of no other business that will be presented for consideration at the Meeting other than that described above. However, if any other business should come before the Meeting, the persons named in the enclosed proxy card intend to vote or otherwise act in accordance with their best judgment on such matters.

The Company will bear the costs of soliciting proxies. In addition to solicitations by mail, the Company's directors, officers and regular employees may, without additional remuneration, solicit proxies by telephone, facsimile, e-mail and personal interviews. The Company will also request brokerage houses, custodians, nominees and fiduciaries to forward copies of the proxy materials to those persons for whom they hold shares and request instructions for voting the proxies. The Company will reimburse such brokerage houses and other persons for their reasonable expenses in connection with this distribution.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT IN THE ACCOMPANYING ENVELOPE. YOUR PROMPT RESPONSE WILL GREATLY FACILITATE ARRANGEMENTS FOR THE MEETING, AND YOUR COOPERATION IS APPRECIATED. STOCKHOLDERS WHO ATTEND THE MEETING MAY VOTE THEIR SHARES PERSONALLY EVEN THOUGH THEY HAVE SENT IN THEIR PROXY CARDS.

By Order of the Board of Directors,



Margaret K. Seif, *Secretary*

June 7, 2000

RSA SECURITY INC.

**PROXY FOR THE SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD JULY 5, 2000**

**THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE
COMPANY AND SHOULD BE RETURNED AS SOON AS POSSIBLE**

The undersigned, having received notice of the Special Meeting of Stockholders and the Board of Directors' proxy statement therefor, and revoking all prior proxies, hereby appoint(s) Charles R. Stuckey, Jr., Arthur W. Coviello, Jr. and Margaret K. Seif, and each of them, attorneys or attorney of the undersigned (with full power of substitution in them and each of them) for and in the name(s) of the undersigned to attend the Special Meeting of Stockholders of RSA SECURITY INC. (the "Company") to be held on Wednesday, July 5, 2000 at 2:00 p.m. at the offices of the Company, 20 Crosby Drive, Bedford, Massachusetts, and any adjournments thereof, and there to vote and act upon the following matters proposed by the Company with respect to all shares of stock of the Company that the undersigned may be entitled to vote or act upon, with all the powers the undersigned would possess if personally present. None of the following proposals is conditioned upon the approval of any other proposal.

In their discretion, the proxy holders are authorized to vote upon such other matters as may properly come before the meeting or any adjournments thereof. The shares represented by this proxy will be voted as directed by the undersigned. **If no direction is given with respect to the proposal, this proxy will be voted as recommended by the Board of Directors.** Attendance of the undersigned at the meeting or at any adjournment thereof will not be deemed to revoke this proxy unless the undersigned revokes this proxy in writing.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED STOCKHOLDER(S). IF NO OTHER INDICATION IS MADE, THE PROXIES SHALL VOTE "FOR" PROPOSAL 1.

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, YOU ARE URGED TO COMPLETE, DATE AND SIGN THIS PROXY AND RETURN IT IN THE ACCOMPANYING ENVELOPE.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1.

**PLEASE MARK, SIGN, DATE AND RETURN PROMPTLY
IN THE ENCLOSED ENVELOPE.**

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by authorized officer, giving full title. If a partnership, please sign in partnership name by authorized person, giving full title.

Has your address changed? Do you have any comments?

RSA SECURITY INC.

[X]   PLEASE MARK VOTES AS IN THIS EXAMPLE

Mark box at right if you plan to attend the meeting.   [   ]

Mark box at right if an address or comment has been noted on the reverse side of this card.   [   ]

1. To approve an amendment to the Company's Third Restated Certificate of Incorporation, as amended, to increase the number of authorized shares of Common Stock from 150,000,000 to 300,000,000 shares.

     [   ] FOR   [   ] AGAINST   [   ] ABSTAIN

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Special Meeting and any adjournment thereof.

RECORD DATE SHARES:

Please be sure to sign and date this Proxy.   Date: _____

_____ Stockholder sign here

_____ Co-owner sign here

DETACH CARD